CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

VIA EDGAR AND BY FEDERAL EXPRESS Jennifer Thompson Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	Direct Dial: +1 212 878 3250 E-mail: jonathan.zonis@cliffordchance.com anja.pfleger@cliffordchance.com January 16, 2015

Re:	Brazilian Electric Power Company

Form 20-F for the Fiscal Year Ended December 31, 2013

Filed April 30, 2014

File No. 001-34129

Dear Ms. Thompson,

On behalf of our client, Centrais Elétricas Brasileiras S.A. – Eletrobras (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Department of Corporation Finance of the Securities and Exchange Commission (the “Staff”), contained in the Staff’s letter dated December 16, 2014 (the “December 16 Letter”), with respect to the Annual Report for the fiscal year ended December 31, 2013 on Form 20-F (File No. 001-34129) filed by the Company on April 30, 2014 (the “Annual Report”). For convenience of reference, each Staff comment is reprinted below in bold and italics, numbered to correspond with paragraph numbers assigned in the December 16 Letter, and is followed by the corresponding response of the Company. Capitalized terms used and not otherwise defined in this letter that are defined in the Annual Report shall have the meanings set forth in the Annual Report.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-10

Note 2 – Concessions of Public Service of Electric Energy, page F-12

2.1 Extension of electricity’s public service concessions, page F-19

1. We note that the Federal Government enacted Law No. 12,783 (“Law No. 12,783”) and, as part of that enactment, you recorded a R$10 billion loss in fiscal year 2012. Please address the following comments related to this loss:

•	-Please clearly explain to us the nature of each component of this loss and how each component was derived. For example, please explain the charges in the line item “gain/(loss) on indemnification of extended concessions” and how that charge differs from “onerous contracts.” Please provide us with journal entries so we may better understand your accounting.

Jennifer Thompson

January 16, 2015

In response to the Staff’s comment, the Company respectfully advises the Staff that Provisional Measure 579, converted into Law No. 12,783/2013 (together with Provisional Measure 579, “Law No. 12,783”), required concession holders to accept certain provisions in order to renew certain concessions for a further 30 year period. These provisions included (i) new criteria to determine the concession holder’s compensation, (ii) new criteria to allocate power, (iii) new standards of quality and (iv) indemnification for assets which had not yet been fully amortized pursuant to their New Replacement Value (Valor Novo de Reposição – “VNR”).

The VNR is determined by the Federal Government of Brazil by reference to the value of a new or similar asset in accordance with its own benchmark prices for such assets.

Prior to the enactment of Law No. 12,783, generation, transmission and distribution concession assets were accounted for in the financial statements according to their historic value, which was management’s best estimate to recover the non-depreciated or non-amortized investments and also the estimate generally used by other electricity companies, as there were no defined criteria to evaluate the indemnification at the end of the concession period.

Accordingly, the Company went from holding a certain number of concessions for the generation and transmission of power to solely operating and managing these assets and being compensated for these services.

As a result of the renewal of these concessions pursuant to Law No. 12,783, the Company recorded a loss of R$10,085,380 thousand, as presented in the table below which is also set out in Note 2 to the Company’s Financial Statement for the financial year ended December 31, 2013, commencing on page F-12 of the Annual Report.

Jennifer Thompson

January 16, 2015

Effects derived from the changes on Law No. 12,783
Total
(in thousands of reais)
Generation
Gain (loss) on indemnification of extended concessions (see paragraph (i) below)	(1,802,402)
Adjustment to the New Replacement Value of indemnification assets (see paragraph (ii) below)	(2,825,060)
Onerous contracts (see paragraph (iii) below)	(1,591,200)
Non-recoverable portion of assets – impairment (see paragraph (iv) below)	(1,119,198)

Generation total	(7,337,859)

Transmission
Gain (loss) on indemnification of extended concessions (see paragraph (i) below)	(1,242,395)
Adjusting to the New Replacement Value of indemnification assets (see paragraph (ii) below)	-331,602
Onerous contracts (see paragraph (iii) below)	(1,491,195)
Non-recoverable portion of assets – impairment (see paragraph (iv) below)	-41,511

Transmission total	(3,106,703)

Distribution
Adjusting to the New Replacement Value of indemnification assets (see paragraph (ii) below)	359,182

Distribution total	359,182

Total	(10,085,380)

The losses incurred derive from the following effects of Law No. 12,783: (i) gains (losses) from the indemnification of the renewed concessions, (ii) adjustment to the value of concession assets, (iii) onerous contracts, and (iv) impairments (as further discussed below).

(i) Gains (losses) from the indemnification of the renewed concessions

Prior to the enactment of Law No. 12,783, the Company accounted for the value of generation, transmission and distribution concession assets using their residual value. The Company considered the residual value to be the best estimate for indemnification payments to be received at the end of the concession period for concessions assets which had not yet been fully depreciated or amortized.

The Federal Government of Brazil, through interministerial acts nos. 580 and 602, established the indemnification value of the concession assets which were renewed pursuant to Law No. 12,783. Accordingly, the amounts to be received for non-depreciated or non-fully amortized assets were determined by the Federal Government of Brazil and did not correspond to their residual value as accounted for in the line item “Fixed Assets” (for generation assets) and “Financial Assets” (for transmission assets).

Jennifer Thompson

January 16, 2015

Accordingly, the difference between the residual value and the indemnification to be received for each of the concessions was accounted for as a ‘gain/(loss)’ under the line item “Remuneration for indemnification – Law No. 12,783.” The Company recorded a gain when the indemnification amount exceeded the residual amount and a loss when the indemnification amount was less than the residual amount.

(ii) Adjustment to the value of concession assets

The Company used the VNR to determine the indemnification values for: (i) concessions renewed, (ii) assets relating to the second tranche of indemnification payments to be received, which correspond to assets existing in May 2010, (iii) values spent on upgrades and improvements for the transmissions assets (RBSE and RBNI), (iii) upgrades and improvements for the generation assets and (iv) thermal generation assets, which as of December 31, 2012 still had no clear indemnification framework. The VNR method became the most appropriate method for the purposes of estimating indemnification payments to be received. Following the adoption of the VNR method, the Company recorded a loss as these assets were previously recorded according to their historic value.

Although the regulations for the renewal of distribution concessions pursuant to Law No. 12,783 have not yet been enacted, Law No. 12,783 allowed concession holders to express their intent to renew these concessions. On October 15, 2012, the Company expressed its intent to renew all its distribution concessions.

As a result, the Company’s management restated the value of its distribution concessions using the VNR methodology. Accordingly, after application of the VNR methodology to the distribution concessions we recognized a gain of R$359,182 thousand as the VNR value of these distribution concessions was greater than their book value.

(iii) Onerous contracts

Pursuant to IAS 37, a contract is considered an “onerous contract” when the cost of performing the contract is greater than the expected consideration. In such case, IAS 37 requires provisions

Jennifer Thompson

January 16, 2015

to be made for such onerous contracts. On December 31, 2012, the Company analyzed all its concession contracts and identified and recorded a loss of R$3,082,395 thousand relating to certain generation concessions, mostly Itaparica and Camaçari and transmission concessions, mainly contracts 61 and 62, which were renewed pursuant to Law No. 12,783.

Prior to the implementation of Law No. 12,783, the compensation received in relation to these assets generated operating revenue that was sufficient to cover the costs relating to these generation and transmission concessions as well as generating an economic benefit for the Company.

The new tariff established by the Federal Government of Brazil for the renewal of these concessions was reduced considerably and only considers the standard costs relating to the operation and maintenance of such generation and transmission concession assets and does not include ancillary costs associated with the operation of these assets. Accordingly, the Company’s costs associated with the operation of these concession agreements are greater than the income that they generate. As a result, these agreements do not present any economic benefit for the Company and currently generate the losses mentioned above.

To the extent that these contracts generate increased revenue (either due to their future renegotiation or adjustments to the tariffs) and/or the costs associated with these contracts are reduced, the provisions made for these contracts will be reversed and the related liabilities will be reduced.

The values accounted for in the Company’s financial statements relating to onerous contracts are set out in Note 35 to the Company’s Financial Statement for the financial year ended December 31, 2012, presented on page F-98 of the annual report for the year ended December 31, 2012, filed on Form-20-F- on May 1, 2013.

(iv) Impairments

For assets which were not renewed pursuant to Law No. 12,783, the Company has historically used the book value to calculate the indemnification value for concession assets for the purposes of calculating impairments. Since the enactment of Law No. 12,783, the Company has used the VNR methodology to calculate indemnification for concession assets, irrespective of whether Law No. 12,783 applies to these concession assets. As explained earlier, Law No. 12,783

Jennifer Thompson

January 16, 2015

determined that the VNR value is the best method of determining indemnification payments to be received. Accordingly, the Company understands the VNR became the most appropriate method for the purposes of estimating indemnification payments to be received at the end of the concession periods.

Accordingly, the VNR methodology was used for the impairment testing of concession assets which are not within the scope of Law No. 12,783 (and which we did not renew) in order to determine the value of the indemnification to be paid at the end of the concession period. This resulted in the recording of impairments, as the amounts recoverable from these concession were less than their book value.

The table below presents the values taking into consideration the effects of Law No. 12,783.

Item (i)	Gains (loss) with indemnification for renewed concessions
	Net book value	Indemnification amount	Gains (loss) with indemnification for renewed concessions
	(in thousands of reais)
Generation	7,760,445	5,958,043	(1,802,402)
Transmission	9,375,420	8,133,025	(1,242,395)

Item (ii)	VNR adjustments for assets eligible for indemnification
	Net book value	Indemnification amount	Gains (loss) with indemnification for renewed concessions
	(in thousands of reais)
Generation	3,312,882	487,822	(2,825,060)
Transmission	331,602	—	(331,602)

Item (iii)	VNR adjustments for assets eligible for indemnification
	Net book value	VNR	Gains (loss) with indemnification for renewed concessions
	(in thousands of reais)
Distribution	3,525,588	3,840,318	359,182

Items (iii) e (iv)	Onerous contracts / Impairment
	Onerous contracts	Impairment	Total
	(in thousands of reais)
Generation	(1,591,200)	(1,119,198)	(2,710,398)
Transmission	(1,491,195)	(41,511)	(1,532,706)

Total	21,223,542	17,258,499	(10,085,381)

Jennifer Thompson

January 16, 2015

The table below presents the journal entries in relation to Law No. 12,783. showing the impact on the Company’s balance sheet and results.

			(in thousands of reais)
Income	Dr.	Effects on the 2012 statement of income by Law No. 12,783	10,085,380
Assets	Dr.	Indemnification Receivable	14,091,068
Assets	Cr.	Fixed Assets	11,967,251
Assets	Cr.	Financial Assets	7,966,093
Liabilities	Cr.	Onerous Contract	3,082,396
Assets	Cr.	Fixed Asset Impairment – Asset Reduction Provision	1,160,709

•	We note that you present this loss as a separate line item on your statement of income and also present line items reflecting pre-tax income before and after the impact of Law No. 12,783. Please tell us how your presentation complies with IAS 1.

In response to the Staff’s comment, the Company respectfully advises the Staff that following the enactment of Law No. 12,783, the Company decided to account for all the effects of that law in the line item “Effects – Law 12,783/2013” in the Company’s income statement and present further disclosure in the Note 8 to the Company’s Financial Statement for the financial year ended December 31, 2013, presented on page F–72 of the Annual Report.

The Company introduced this new line item in order to allow comparability and a better understanding of its operations after the implementation of Law No, 12,783. Accordingly, the purpose of the Company’s current presentation of its financial information is to provide the reader with greater clarity about the Company’s ongoing transactions and the effects of Law No. 12,783. The Company’s management, in accordance with IAS 01, items 85 and 89, believes that this was the most appropriate form to present its statement of income.

Jennifer Thompson

January 16, 2015

Note 3 – Summary of Significant Accounting Policies, page F-24

3.1 Basis of Presentation, page F-24

(b) Changes in the accounting policies and disclosures, page F-24

2. We note that your adoption of IFRS 11 resulted in accounting for several entities under the equity method instead of the proportional consolidation method you used prior to the adoption of IFRS 11. Please tell us in sufficient detail how you determined these joint arrangements qualified as joint ventures as opposed to joint operations. Ensure your analysis discusses the structure and form of the arrangements and the involved parties’ rights and obligations arising from the arrangements.

In response to the Staff’s comment, the Company respectfully advises the Staff that as part of the Company’s operational strategy, the Company holds equity interests in a number of special purpose entities (“SPEs”) along with other companies. For each SPE there is a shareholders’ agreement in place which establishes the rights and obligations for each of the shareholders of the relevant SPE.

Prior to the enactment of IFRS11, the Company’s interest in these SPEs was proportionally consolidated in the Company’s financial statements, as the Company’s evaluation of these interests were considered joint ventures.

Following the enactment of IFRS11, the Company reassessed this initial evaluation and re-analyzed all its investments and determined that all investments in SPEs should be considered as joint-ventures for accounting purposes and, in accordance with IFRS 11 should not be consolidated in the Company’s financial statements on a line by line basis.

Further, the determination as to whether a joint arrangement was accounted for as a joint operation or a joint venture was based on whether the parties with joint control of the joint arrangement had rights to its assets and obligations for its liabilities (joint operation) or rights to the net assets of the joint arrangement (joint venture). Pursuant to the terms of the contractual

Jennifer Thompson

January 16, 2015

agreements, the Company evaluated the structure and form of the arrangements, as well as, the involved parties’ rights and obligation arising from the arrangements. The contractual arrangements in discussion present similar characteristics and the principal terms are the following:

•	The join arrangements are structured through a separate vehicle;

•	The contractual arrangement establishes that the assets brought into the arrangement or subsequently acquired by the joint arrangement are the arrangement’s assets. The parties have no interests (i.e. no rights, title or ownership) in the assets of the arrangement;

•	The contractual arrangement establishes that the joint arrangement is liable for the debts and obligations of the arrangement;

•	The contractual arrangement establishes that the parties to the joint arrangement are liable to the arrangement only to the extent of their respective investments in the arrangement or to their respective obligations to contribute any unpaid or additional capital to the arrangement, or both;

•	The contractual arrangement states that creditors of the joint arrangement do not have rights of recourse against any party with respect to debts or obligations of the arrangement;

•	The contractual arrangement establishes each party’s share in the profit or loss relating to the activities of the arrangement.

The Company also considered whether there were any other facts and circumstances to suggest that the parties to the arrangement have rights to the assets, and obligations for the liabilities, relating to the joint arrangement. The Company assessed whether the parties to the joint arrangement have rights to ‘substantially all’ the economic benefits of its assets and are ‘substantially’ the only source of cash flows contributing to its operations. The assessment took into account the expected output and costs of the joint arrangement over its life, as well as, the purpose and design of the arrangement. The Company concluded that neither (1) the legal form of the joint arrangement nor (2) the terms of the contractual arrangement give the parties rights to the assets, and obligations for the liabilities, relating to the joint arrangement.

Jennifer Thompson

January 16, 2015

Therefore, in accordance with IFRS 11 the joint arrangements should be classified as a joint venture and accounted for using equity method. As a consequence the Company’s interest in these SPEs is no longer consolidated.

3.1 Consolidation and investments basis in subsidiaries, page F-34

(e) Foreign Currency Translation, page F-38

3. We note your disclosure that the functional currency of the jointly-controlled entity Itaipu Binacional is the U.S. Dollar. Although we note your disclosure on page 73 that revenues from Itaipu are denominated in U.S. dollars, please provide us with your analysis of paragraphs 9-14 of IAS 21 in determining that the U.S. Dollar, not the local currency, is the functional currency. In doing so, ensure you tell us the currency in which funds from financing activities are generated and the currency that mainly influences labor, material and other costs of providing goods or services.

In response to the Staff’s comment, the Company respectfully advises the Staff that Itaipu Binacional (“Itaipu”) is a bi-national entity created by the Itaipu Treaty entered into by the Federative Republic of Brazil and the Republic of Paraguay

The corporate purpose of Itaipu is to use the hydrological potential of the Paraná River between the Guaíra River and Foz do Iguaçu, by means of the construction of a 14,000MW hydroelectric power plant, which is jointly owned by both countries pursuant to the Itaipu Treaty.

Considering Itaipu is owned by two different countries with different currencies, the shareholders agreed to transact the main financial operations, such as the calculation of tariff and revenues, the main costs of operation and the financing activities in U.S.dollars.

The Company evaluated the guidance set out in paragraphs 9-14 of IAS 21 in order to determine the functional currency adopted by Itaipu. Considering that Itaipu conducts all its financial activities in U.S. dollars, including the tariffs it charges, its income, loans and costs, the company concluded that the U.S. dollar was the functional currency.

Jennifer Thompson

January 16, 2015

In addition, the provisions of the Itaipu Treaty and the legal opinion entitled “The Legal Nature of Itaipu,” as well as the considering IAS 21 guidance on determining the functional currency, the Company understands that the U.S. dollar is the functional currency for financial reporting of Itaipu.

Note 8 – Indemnifications – Law No. 12,783, page F-72

4. We note that you recorded a R$14 billion indemnification receivable during fiscal 2012 as a result of Law No. 12,783. Please address the following comments related to this receivable:

•	It appears that the amount of the receivable is based on the value of non-amortized investments for concessions that were renewed under Law No. 12,873. Based on your disclosures on page 12 and at the top of page F-73, we note that the Federal Government has not yet approved a settlement amount and that there are “no clear rules for the quantification of indemnification claims in relation to investments made in concession assets renewed pursuant to Law No. 12,783 or as to the timing of the payment of such indemnification claims.” Please tell us how you determined the amount to record, how you initially recorded the receivable in your financial statements, and inform us whether or not the recorded amount, or an alternative amount, has ultimately been approved by the government.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company agreed to renew certain concessions due to expire prior to 2015 and 2017 pursuant to Law No. 12,783. Accordingly, the Company is entitled to certain indemnification payments to be received for the renewal of these concessions.

Law No. 12,783 introduced substantial changes to the criteria used to calculate the indemnification for investments made in concession assets which assets which had not yet been fully amortized or depreciated. Accordingly, the VNR methodology is now used to calculate the value of the indemnification payments to be received for these assets.

The first tranche of indemnification payments to be received, totaling approximately R$14.4 billion, corresponds to the VNR value of certain (i) generation assets which assets which had not yet been fully amortized or depreciated at the time of the renewal of the concessions and for which the value of indemnification had already been acknowledged by the Federal Government

Jennifer Thompson

January 16, 2015

of Brazil pursuant to the original development plans for these concession assets, and (ii) transmission concession assets which had not yet been fully amortized or depreciated at the time of renewal of the concessions.

The amounts receivable were recorded in the line item “Short and long term receivables.” When the indemnification payment is received by the Company, the “cash” account is debited and the line item “Accounts receivable” is credited.

The table below presents the amounts, as approved by the government, that the Company’s subsidiaries have recorded from indemnifications as of December 31, 2012.

Indemnification Receivable
(in thousands of reais)
Generation
Chesf	5,349,788
Eletronorte	36,585
Eletrosul	—
Furnas	767,089
Others	—
Transmission
Chesf	1,618,907
Eletronorte	1,715,915
Eletrosul	2,025,283
Furnas	2,923,705

Total	14,437,272

To date the status of the indemnification payments to be received is as follows: (i) Eletronorte, Eletrosul and Chesf were paid half of the amounts due to each in cash within 45 days of signing the renewal of the concessions, the balance will be paid in installments until the maturity of the renewed concessions, and (ii) Furnas will be paid a large portion of the amounts due over the course of 2015.

Jennifer Thompson

January 16, 2015

The table below presents the total amounts due as of December 31, 2012 and the balance received as of December 31, 2013 after payments were made throughout 2013.

Indemnity provided for in Law No. 12,783	12/31/2013	12/31/2012
	(in thousands of reais)
Opening Balance	14,437,272	—
Constitutional Right to Indemnity	—	14,091,068
Amounts Received	(9,819,946)	—
Monetary Variation (by inflation)	878,853	346,204
Closing Balance	5,496,179	14,437,272

Current Total	3,476,495	8,882,836
Non Current Total	2,019,684	5,554,436
Total	5,496,179	14,437,272

Law 12.783 also provides for a second tranche of indemnification payments in relation to existing transmission assets held on May 31, 2000 (“RBSE” and “CPR”) and prudent investments in expansions and renovations carried out at hydroelectric power generation plants which had not been amortized or depreciated at the time of renewal and the values of which were not included in the first tranche of indemnification payments. However, different from the first tranche, the indemnification amounts were not determined by the Federal Government of Brazil, Additionally, Law No. 12,783 and subsequent regulations issued by ANEEL (Agência Nacional de Energia Elétrica, the Brazilian Electric Power Agency) establish that indemnification payments will only be paid after the final amounts have been approved by ANEEL. In 2014, the Company submitted to ANEEL the documents required in order to receive these indemnification payments. These documents are currently being analyzed by ANEEL and the Company expects ANEEL to issue a decision in 2015. The right to the indemnification payments was decided in December 2012. However, there is uncertainty about the valuation by ANEEL and the form and timing of receipt of these indemnification payments. The Company understands that by using the VNR it has used the best estimate for the value of these assets based on the benchmark prices for such assets as determined by Federal Government of Brazil.

The table below presents the amounts that the Company expects that the Federal Government of Brazil will recognize as the second tranche indemnification payments. The total of R$ 12,024,694 is recorded in Note 17 (Financial Assets) of the Company’s Financial Statement for the financial year December 31, 2013, as presented on page F-107 of the Annual Report.

Jennifer Thompson

January 16, 2015

(in thousands of reais)
Generation
Upgrades and improvements	1,483,540
Thermal generation	1,684,047
Transmission
Upgrades and improvements (RBNI)	841,814
Basic Network - Existent Services (RBSE)	7,490,046

Sub-total	11,499,447
Non-consolidated investments
Effect on invested CTEEP – RBSE	525,247

12,024,694

•	We note that you classified the R$9.8 billion of indemnification payments received during fiscal 2013 within operating cash flows. Considering a significant portion, if not all, of these payments appear to represent reimbursements for the non-amortized value of your fixed assets and other long-term investments, please tell us what consideration you gave to classifying all or a portion of these payments within investing activities.

In response to the Staff’s comment, the Company respectfully advises the Staff that, as discussed above, the values for the indemnity payments to be made do not correspond to their book value due to the different methods used to determine them.

Indemnification payments due were accounted for in line item “Operational activity” in the Company’s statement of cash flows. The Company’s management understood that it would be more appropriate to account for them in the line item “Operational activity” rather than “Investment activity” as these receivables correspond to indemnification values for the early renewal of concessions due to expire in 2015.

The renewal of concessions pursuant to Law No. 12,783 included a reduction in tariffs from these concessions. These concessions were due to expire in 2015, however, the new tariffs, pursuant to the renewal of the concessions, were effective as of January 2013 and were significantly lower than the previous tariffs. Accordingly, the indemnification payments sought to compensate the Company for reduced cash flows from operational activities due to the reduced income from these renewed concession agreements. In accordance with IAS 7, paragraph 14, indemnification payments were, accordingly, recorded as part of the Company’s operational activities.

Jennifer Thompson

January 16, 2015

Other companies in the Brazilian power sector which renewed their concessions pursuant to Law No. 12,783 also accounted for indemnification payments due in the line item “Operational activity”. As the indemnification values were determined in 2012, the receivables were substantially accounted for in line item “Indemnifications – Law No. 12,783 – Current Assets”. In addition, as of the renewal of the concession contracts or the maturity of the concessions the Company was legally entitled to the indemnification payments. The fact that these indemnity payments have become a part of the regular course of business in the electric power sector in Brazil also reinforces the Company’s view that these amounts should be recorded under “Operational activity” in the Company’s financial statements.

Note 35 – Onerous Contracts, page F-149

5. Please provide in future filings all disclosures required by paragraphs 84 and 85 of IAS 37 related to your onerous contracts.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will expand its disclosure on onerous contracts in future filings evaluating if all the information required by paragraphs 84 and 85 of IAS 37 applicable are included, considering the following principal disclosures requirements: (a) the carrying amount at the beginning and end of the period; (b) additional provisions made in the period, including increases in existing provisions; (c) amounts used (i.e. incurred and charged against the provision) during the period; (d) unused amounts reversed during the period and (e) any increase during the period in the discounted amount arising from the passage of time and the effect of any change in the discount rate.

Note 39 – Net Operating Revenue, page F-157

6. Please tell us and clearly disclose in future filings the difference between the revenues included in the “Supply (sale) of Electricity,” “Supply of Electricity,” and “Short-Term Electricity” line items. Please also tell us and revise your revenue recognition disclosures in future filings to expand on how you recognize construction revenues. Ensure that you provide the disclosures required by paragraphs 39-45 of IAS 11.

In response to the Staff’s comment, the Company respectfully advises the Staff that the following terms have the meaning ascribed to them below:

•	Supply (sale) of Electricity: consists of the sale of electricity in the regulated market to distribution companies.

Jennifer Thompson

January 16, 2015

•	Supply of Electricity: consists of the sale of electricity to end-consumers, which also includes bilateral contracts and sales to large electricity consumers.

•	Short-Term Electricity: consists of the sale of electricity on the spot market using the Difference Settlement Price (Preço de Liquidação das Diferenças, “PLD”). The PLD is the price for power which is used to settle contracts on the spot market. It is determined by ONS (Operador Nacional do Sistema, the national system operator) using algorithms which optimize the use of the power grid. The PLD takes into account the predominance of hydroelectric generated power in Brazil and seeks to strike a balance between the current and expected water usage.

•	The Company’s management understands that the translation of the origin of this operating revenue may have caused some confusion. In Brazil, the difference between the sale of electricity to (i) the distribution companies (fornecimento) and (ii) end consumers (suprimento) is clear according to the nomenclature used in Portuguese. However, those terms are not distinguished in English. In future filings, the “Supply (sale) of Electricity” line item will be renamed “Supply of energy to distribution companies” and the line item “Supply of electricity” will be renamed “Supply of energy to final consumers.”

The Company measures revenue at the fair value of the amount received or receivable, less taxes and any discounts. The Company recognizes electricity sales revenue when (i) it is probable that the economic benefits associated with the transaction will flow to the Company; (ii) the amount of revenue can be measured reliably; (iii) the risks and benefits related to the sale have been transferred to the buyer; (iv) the amount incurred costs or the cost to be incurred related to the transaction can be measured reliably; and (v) the Company no longer has control and responsibility for the energy sold. It also includes the construction revenue relating to the distribution segment and part of the generation segment within the scope of ICPC 01 / IFRIC 12.

Jennifer Thompson

January 16, 2015

For generation concession assets renewed pursuant to Law No. 12,783, there was a change in the criteria used to determine the tariffs. Pursuant to Law No. 12,783, the tariff pricing mechanics applicable to transmission concession assets now also applies to generation concessions assets. The tariff is calculated based on the operation and maintenance costs, plus a 10% service charge and is recorded as a revenue to cover operating and maintenance expenses on the basis of the cost incurred.

•	Transmission Segment:

Financial revenue consists of the remuneration of the financial asset until the maturity of the concession, calculated on a pro-rata basis and takes into account the average rate of return on the investment.

Revenue to cover operating and maintenance expenses on the basis of incurred costs.

Construction revenue for the expansions which generate additional revenue.

•	Construction Revenues – Distribution and Transmission Segments

When the completion of a construction contract can be reliably estimated, revenue and costs associated with the construction contract should be recognized as revenue and expenses, respectively, taking into consideration the stage of completion of the development at the end of the reporting period. Any expected loss on the construction contract should also be immediately recognized as an expense. Considering that these services are provided by third parties, the Company does not record building margin.

Further, the Company respectfully advises the Staff that it will revise its revenue recognition disclosure in future filings to expand on its disclosure of the recognition of construction revenues.

Jennifer Thompson

January 16, 2015

*        *        *

In responding to the Staff’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jonathan Zonis
Jonathan Zonis

cc: Armando Casado de Araújo